EXHIBIT 12.1
Computation of Ratio of Earnings to Fixed Charges
CPM Holdings, Inc.
(in thousands, except ratio)

	Fiscal Year Ended September 30,
	2006	2007(1)	2008	2009(2)	2010
EARNINGS
Income before income taxes	$8,624	$20,019	$48,581	$23,596	$1,518
Add:
Total Fixed Charges	4,186	6,684	18,064	16,421	25,515
TOTAL EARNINGS AVAILABLE FOR FIXED CHARGES	$12,810	$26,703	$66,645	$40,017	$27,033
FIXED CHARGES
Interest expense	3,765	6,048	16,544	14,780	22,089
Amortization of financing costs	356	489	1,252	1,294	2,521
Amortization of original issue discount on debt	—	—	—	70	606
Portion of rent under operating leases representative of the interest component	65	147	268	277	299
TOTAL FIXED CHARGES	$4,186	$6,684	$18,064	$16,421	$25,515
RATIO OF EARNINGS TO FIXED CHARGES	3.1	4.0	3.7	2.4	1.1

(1)	We acquired the Crown entities during fiscal year 2007. The amounts and ratios presented above are presented on a consolidated basis and include the operations of the Crown entities for a partial year in fiscal year 2007 and full years for fiscal years 2008, 2009, and 2010.

(2)	The old notes were issued in August of 2009.